              INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
             OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                  TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                           PHOTOGEN TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   71932A-30-9
                                 (CUSIP Number)

                       Oxford Bioscience Partners IV L.P.
   225 Berkeley Street, Suite 1650, Boston, Massachusetts 02216 (617-357-7474)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 12, 2002
             (Date of Event Which Requires Filing of this Statement)

     If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP No. 71932A-30-9.

-----------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Oxford Bioscience Partners IV L.P. Nos. of Above Persons
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a          (a) _________________________
         Member of a Group (See Instructions)    (b) _____________________:

------------------------------------------------------------------------------
(3)      SEC Use Only

------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)            OO
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization          Delaware
------------------------------------------------------------------------------

Number of Shares Beneficially       (7)  Sole Voting Power        22,222,222(A)
Owned by Each Reporting Person           -------------------------------------
With                                (8)  Shared Voting Power      0
                                         -------------------------------------
                                    (9)  Sole Dispositive Power   22,222,222(A)
                                         -------------------------------------
                                    (10) Shared Dispositive Power 0
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                     22,222,222(A)
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                  32.7%
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)  PN
------------------------------------------------------------------------------

(A)OBP Management IV L.P. is the general partner of the reporting person and MRNA Fund II L.P. ("MRNA"). The reporting person owns 22,001,474 shares and MRNA owns 220,748 shares of the Issuer. Under SEC rules the reporting person may be deemed to beneficially own the shares of MRNA. The reporting person disclaims beneficial ownership of MRNA's shares for all other purposes.

Item 1. SECURITY AND ISSUER.

     This Schedule 13D relates to common stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, PA 18938.

Item 2. IDENTITY AND BACKGROUND.

     Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

         a)    Oxford Bioscience Partners IV L.P.
         b)    225 Berkeley Street, Suite 1650, Boston, Massachusetts 02216
         c)    not applicable
         d)    No criminal convictions (1)
         e)    No adverse civil judgments for violations of securities laws (1)
         f)    not applicable

(1) During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 12, 2002, the reporting person and MRNA received shares of the Issuer in a private placement. The purchase price for such shares was $0.27 per share, which was paid for from their investment funds.

     The purpose of Schedule 13D is to report the acquisition by the reporting person and MRNA of an aggregate of 22,222,222 shares of Common Stock of the Issuer at $0.27 per share in a private placement.

Item 4. PURPOSE OF TRANSACTION.

     On November 12, 2002, the Issuer sold $9,000,000 of Common Stock to a group of venture capital funds led by Mi3 L.P. of Wellesley, MA and including Tannebaum, LLC, MRNA Fund II L.P. and the reporting person. The financing agreements included a voting, drag-along and right of first refusal agreement pursuant to which (among other things) the reporting person agreed to maintain the Issuer's Board of Directors at seven members and to vote to elect certain persons to the Board.

     All shares of Common Stock of Issuer received by the reporting person were acquired for its own account for investment purposes, but the reporting person reserves the right to dispose of the shares in compliance with applicable law.

     Except as described above, the reporting person has no current plans or proposals that relate to or would result in:

     1. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of the Issuer;

     6. Any other material change in the Issuer's business or corporate structure;

     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     10.  Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

------------------------------------- -------------------------------- -------------------- ------------------------
Name of Item or Person                   Common Stock Beneficially       % of Class (1)          Voting Power
                                                 Owned (3)
------------------------------------- -------------------------------- -------------------- ------------------------
Oxford Bioscience Partners IV L.P.            22,222,222 (4)                  32.7%                Sole (2)
------------------------------------- -------------------------------- -------------------- ------------------------

(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 67,889,340 pre-split shares of Common Stock of the Issuer outstanding as of October 31, 2002.

(2) Excludes shares of Common Stock owned by other persons that are subject to the voting agreement described in Item 4, above.

(3) All share totals in this table are prior to a one for four reverse split of Issuer's Common Stock which was consummated simultaneously with the financing transaction described in Item 4 above.

(4) OBP Management IV L.P. is the general partner of the reporting person and MRNA. The reporting person owns 22,001,474 shares and MRNA owns 220,748 shares of the Issuer. Under SEC rules the reporting person may be deemed to beneficially own the shares of MRNA. The reporting person disclaims beneficial ownership of MRNA's shares for all other purposes.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The financing transaction and related voting, drag-along and right of first refusal agreement with the reporting person are described in Item 4, above. There are no other contracts, arrangements or understandings with the reporting person made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Schedule 13D:

     1. Common Stock Purchase Agreement dated as of August 2, 2002 entered into by and among Photogen Technologies, Inc., Mi3 L.P., Oxford Bioscience Partners IV L.P., New England Partners Capital, L.P. and Tannebaum LLC (incorporated by reference to Schedule C to the Issuer's DEFM 14A filing dated September 12, 2002).

     2. Amendment No. 1 to the Common Stock Purchase Agreement dated as of August 2, 2002 entered into by and among Photogen Technologies, Inc., Mi3 L.P., Oxford Bioscience

          Partners IV L.P., New England Partners Capital, L.P. and Tannebaum LLC (incorporated by reference to Exhibit A to the Issuer's DEFR 14A filing dated October 18, 2002).

     3. Voting, Drag-Along and Right of First Refusal Agreement by and among Robert J. Weinstein, M.D. (individually and as Director of the Robert and Lois Weinstein Family Foundation, Inc. and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust), Stuart Levine (individually and as Trustee of the Theodore Tannebaum Trust), Tannebaum LLC, Mi3 L.P., Oxford Bioscience and New England Partners Capital, L.P. (incorporated by reference to Schedule G to the Issuer's DEFM 14A filing dated September 12, 2002).


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2002

                                        Oxford Bioscience Partners IV L.P.

                                        By:  OBP Management IV L.P.

                                        By: /s/ Jonathan J. Fleming
                                           -------------------------------
                                           Jonathan J. Fleming, General Partner